As filed with the Securities and Exchange Commission on October 30, 2003


                                                            FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 8
                             (Sixth-Post Effective)

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------


                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     --------------------------------------


                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740


 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:

  Regis F. Binder                      Clifford M. Naeve
  Vice President and Treasurer         William C. Weeden
  Allegheny Energy, Inc.               Paul Silverman
  10435 Downsville Pike                Skadden, Arps, Slate, Meagher & Flom LLP
  Hagerstown, MD 21740                 1440 New York Avenue, NW
                                       Washington, D.C. 20005



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          This Amendment No. 8 (Sixth Post-Effective) (the "Amendment") amends the Application-Declaration on Form U-1 in this file, originally filed with the Securities and Exchange Commission (the "Commission") on October 29, 2002 (File No. 70-10100), as amended by Amendment No. 1 filed on November 5, 2002, Amendment No. 2 filed on December 20, 2002, Amendment No. 3 filed on February 20, 2003, Amendment No. 4 filed on July 17, 2003, Amendment No. 5 filed on July 23, 2003, Amendment No. 6 filed on August 18, 2003, and Amendment No. 7 Filed on September 23, 2003.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

A.       Introduction

          Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, L.L.C. ("AE Supply"),1 a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this Amendment pursuant to sections 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 46, 52 and 54 under the Act, seeking relief from the Securities and Exchange Commission's (the "Commission") requirement that they maintain a common equity ratio of at least 30 percent after December 31, 2003. Applicants also seek a continuation of the authorizations, financing parameters, and other terms and conditions of the Financing Order (as defined below) through December 31, 2004. Applicants submit that the progress they have made in improving their financial condition fully justifies the requested Commission action.

          Applicants have received authorization to engage in a broad range of financing transactions through December 31, 2005. See Holding Co. Act Release No. 27486 (Dec. 31, 2001) (the "Original Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (the "April Order"), Holding Co. Act Release No. 27579 (October 17, 2002) (the "Supplemental Order", and together with the Original Financing Order and the April Order, the "Financing Order"), and Holding Co. Act Release No. 27652 (Feb. 21, 2003) (the "Capitalization Order"). The Financing Order grants, among other things, the following authorizations to Allegheny and its subsidiaries:

     1. Allegheny to issue up to $1 billion in equity securities at any time outstanding;

     2. Allegheny and/or AE Supply, in the aggregate, to issue and sell to non-associated third parties up to $4 billion in short-term debt at any time outstanding and up to $4 billion in unsecured long-term debt at any time outstanding, provided that total debt and equity authority

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1    In Holding Co. Act Release No. 27101 (Nov. 12, 1999) the Commission
     authorized the formation of AE Supply. AE Supply filed a notification of registration with the Commission on Form U5A on October 9, 2002. AE Supply is a public utility company within the meaning of the Act, but is not subject to state regulation.

          under (1) and (2) shall not exceed $4 billion at any time outstanding;2

     3. Allegheny and/or its subsidiaries to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of an associate company (collectively, "Guarantees"), in the aggregate amount not to exceed $3 billion any time outstanding;

     4. Allegheny to exceed the Rule 53 aggregate investment limitation and to utilize a portion of the proceeds of the equity issuances, short-term debt, long-term debt and Guarantees in any combination to increase its "aggregate investment" (as defined in rule 53(a)) up to $2 billion in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") under the Act;

     5. Allegheny and the Other Subsidiaries (as defined below) to form one or more direct or indirect special purpose financing subsidiaries that will, among other things, issue debt and/or equity securities and loan the proceeds thereof to Allegheny, AE Supply, and the Other Subsidiaries as described therein; and

     6. Allegheny, AE Supply and the subsidiaries of Allegheny (other than the Operating Companies, as hereinafter defined), whether now existing or hereafter created or acquired, to engage in intra-system financings up to $4 billion.3

          The Financing Order established a number of financing parameters that are conditions to the financing transactions authorized in that order and that are applicable through December 31, 2003. These include a requirement that Allegheny maintain, on a consolidated basis, common equity of 30 percent of

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2    The Original Financing Order reserves jurisdiction over the issuance of secured long-term debt under the $4 billion cap. Under the Financing Order, the Capitalization Order, and the Trust Preferred Securities Order, as defined below, Allegheny currently has $564 million of unsecured debt outstanding and AE Supply currently has $1.927 billion of secured debt and $131 million of unsecured debt outstanding (assuming all AE Supply letters of credit were converted into debt). Allegheny has not issued any equity securities to date under the authorization of the Financing Order.

3 The Financing Order also authorized companies in the Allegheny system to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, and the Other Subsidiaries to pay dividends out of capital and unearned surplus.

total capitalization and that AE Supply individually maintain common equity of 30 percent of total capitalization. In the Capitalization Order, the Commission modified the financing parameters as follows (the "Revised Financing Conditions"):

     (i) the common equity of Allegheny, on a consolidated basis, will not fall below 28 percent of its total capitalization; and the common equity of AE Supply, on a consolidated basis, will not fall below 20 percent of its total capitalization;

     (ii) the effective cost of capital on any security issued by Allegheny or AE Supply will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will (1) the interest rate on any debt securities issued pursuant to a bank credit facility exceed the greater of (i) 900 basis points over the comparable term London Interbank Offered Rate ("LIBOR")4 or (ii) the sum of 9 percent plus the prime rate as announced by a nationally recognized money center bank and (2) the interest rate on any debt securities issued to any other financial investor exceed the sum of 12 percent plus the prime rate as announced by a nationally recognized money center bank; and

     (iii) the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Allegheny or AE Supply will not exceed the greater of (A) five percent of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

     (iv) the respective financing transactions will not be subject to the requirement to maintain either unsecured long-term debt or any commercial paper that may be issued at investment grade level; and

     (v) the Applicants may issue short-term and/or long-term debt under circumstances when the debt, upon issuance is either unrated or is rated below investment grade.

          In addition, the Capitalization Order authorized AE Supply to pay dividends out of capital and unearned surplus up to $500 million through December 31, 2003 in order to provide Allegheny with necessary liquidity.

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4    It should be noted, however, that the interest rate applicable after the occurrence of a default may be increased by an additional increment, typically 200 basis points.

          Applicants committed in their application seeking the Capitalization Order that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new projects which qualify as EWGs or FUCOs under the Act; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the EWG.5 Allegheny requested the Commission to reserve jurisdiction over any additional investment by Allegheny and its Subsidiaries in EWGs and FUCOs during the period that Allegheny's common equity ratio is below 30 percent.

          Applicants also committed that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new energy-related company within the meaning of Rule 58 under the Act (a "Rule 58 Company"); provided, however, that Allegheny may increase its investment in an existing Rule 58 Company to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the company. The commitment also stipulated that notwithstanding the foregoing, Allegheny and/or AE Supply may invest in one or more new Rule 58 Companies which may be created in connection with the restructuring and/or reorganization of the existing energy trading business of AE Supply and its subsidiaries. Allegheny requested that the Commission reserve jurisdiction over any additional investment by Allegheny and its Subsidiaries in Rule 58 Companies during the period that Allegheny's common equity ratio is below 30 percent.

          Finally, the Capitalization Order reserved jurisdiction over (i) the financing authorizations at a time that the common equity ratio levels of Allegheny and AE Supply were below 28 percent and 20 percent, respectively, and
(ii) the issuance of debt securities at an interest rate in excess of the modified interest rates. On July 17, 2003, as amended on July 23, 20003, Applicants submitted an amendment in this file seeking a release of jurisdiction over the issuance by Allegheny of up to $325 million of convertible trust preferred securities ("Trust Preferred Securities Application"). On July 23, 2003, the Commission issued an order granting that request ("Trust Preferred Securities Order").6 The Capitalization Order requires the Applicants to file an application with the Commission if they wish to seek relief from the 30 percent common equity requirement after December 31, 2003 and to extend the Revised

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5    The existing EWGs in which Allegheny and its subsidiaries have investments as of the date hereof are as follows: Allegheny Energy Hunlock Creek, LLC, Hunlock Creek Energy Ventures, AE Supply Gleason Generating Facility, LLC, AE Supply Wheatland Generating Facility, LLC, AE Supply Lincoln Generating Facility, LLC, Buchanan Generation, LLC, Acadia Bay Energy Company and Buchanan Generation, LLC.

6    Allegheny Energy, Inc., Holding Co. Act Release No. 27701 (July 23, 2003).

Financing Conditions. The purpose of this Amendment is to seek that relief and extension of the Revised Financing Conditions, including the 28 and 20 percent common equity requirements applicable to Allegheny and AE Supply, respectively.

B.   Overview of the Companies

          Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly-owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to herein as the "Operating Companies"). The direct and indirect subsidiaries of Allegheny, other than the Operating Companies and AE Supply, are referred to herein as the "Other Subsidiaries".

          Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission (the "Pennsylvania Commission"); Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission (the "West Virginia Commission") and the Ohio Public Utility Commission (the "Ohio Commission"); Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Commission; and Potomac Edison is subject to the regulation of the Maryland Public Service Commission (the "Maryland Commission"), the West Virginia Commission and the Virginia State Corporation Commission (the "Virginia Commission"; collectively, the Maryland Commission, the Pennsylvania Commission, the Ohio Commission, the Virginia Commission and the West Virginia Commission are referred to herein as the "State Commissions"). Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. ("Allegheny Ventures") and AE Supply.

          Allegheny Ventures is a non-utility subsidiary of Allegheny that invests in and develops energy-related projects through its wholly-owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

          AE Supply is the principal electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, Virginia, and Pennsylvania, two of the Operating Companies, West Penn and Potomac Edison, transferred generating assets which totaled approximately 6,600 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW associated with its Ohio customers, to AE

Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load. Although AE Supply is a public utility company within the meaning of the Act, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

C.       Background Information

          In the Trust Preferred Securities Application, Applicants described in considerable detail the background to the financial difficulties in which they currently find themselves. They propose not to repeat that background information in this Amendment and refer the Commission to that application for additional details. As described in this Amendment, they continue to make significant progress toward the resolution of their financial difficulties.

          On July 25, 2003, Allegheny completed its private placement of $300 million of convertible trust preferred securities, as authorized by the Trust Preferred Securities Order. On July 28, 2003, AE Supply announced that its subsidiary Allegheny Trading Finance Company ("ATF") had entered into an agreement to sell its energy supply contract with the California Department of Water Resources (the "CDWR Contract") and associated hedge transactions (collectively, the "West Book") to J. Aron & Company ("Aron"), a division of The Goldman Sachs Group, for $405 million, subject to adjustments for market price changes and hedge transactions not transferred.7

          On September 15, 2003, AE Supply and ATF announced that they completed the sale of the West Book to Aron for $354 million. Much of the adjustment from the estimated sale price, previously announced on July 28, 2003, is attributable to contracts with one counterparty, valued at $38.6 million, which were removed from the sale by mutual agreement of the parties. Changes in the mark-to-market value of the remaining contracts at closing and reduction in the number of remaining trades assumed by Aron, account for the rest of the adjustment. The proceeds from the sale were applied, in large part, to finance the termination of tolling agreements with Williams Companies, Inc. and Las Vegas Cogeneration II and certain related hedging arrangements. In addition, Allegheny will have deposited, after certain escrow funds are released and pursuant to an

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7    On August 19, 2003, as amended on September 23, 2003, applicants submitted an amendment in this file seeking a release of jurisdiction over guarantee authority in connection with this and certain other asset sales transactions. The Commission issued a notice of this filing on September 23, 2003. Holding Co. Act Release No. 27723 (Sept. 23, 2003).

authorization by certain of its creditors, the remainder of the proceeds (estimated to be approximately $75 million) in a cash collateral account for the benefit of certain of its lenders.8 These funds will be available to reduce the amount of AE Supply's debt that must be refinanced should Allegheny receive SEC authorization and then decide to refinance its bank borrowings.

          Sale of the West Book was described in the Trust Preferred Securities Application as, along with the sale of the securities authorized by the Trust Preferred Securities Order, one of the major components of Allegheny's plan to return to financial health. In addition, AE Supply and its subsidiaries Allegheny Energy Supply Conemaugh, LLC, Allegheny Energy Supply Hunlock Creek, LLC, and Allegheny Energy Supply Development Services, LLC have entered into asset sales agreements, which also are an important part of this plan, as described in detail in the amendment Applicants submitted in this file on September 23, 2003.

D.       Requested Authorization

         1.       Continuation of Authorizations

          Applicants seek in this Amendment a continuation of the status quo with respect to their financing authorizations under the Act. As noted above, Applicants have made substantial progress in implementing their plan for returning to financial health and compliance with the Commission's 30 percent common equity requirement for registered holding companies. Applicants remain committed to continuing this process. Granting a continuation of their current authorizations is a critical precondition to carrying out that commitment.

          2.      Commission Precedent

          Neither the Act nor the Commission's rules under the Act explicitly require registered holding companies to maintain a common equity ratio of at least 30 percent. Rather, this requirement is based on Commission policy developed in the course of administering the Act, in particular in forming judgments on whether securities issuances comply with the requirement of Section 7(d) of the Act. For example, Section 7(d)(1) requires the Commission to determine whether an issuance of securities is "reasonably adapted to the security structure of the declarant and other companies in the same holding company system. . . ." Judgments of this type obviously raise substantial analytic problems that are not amenable to resolution with scientific precision. For this reason the Commission has sought to establish general standards that can be relied upon to supply an adequate margin of safety against the risk of unanticipated financial difficulties. The 30 percent common equity ratio is one of these standards. The Commission in the past has explained its policy in this connection in some detail.

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8    As noted in the amendments submitted in this file on August 19 and
     September 23, 2003, as a condition to closing, Aron escrowed $71 million of the proceeds pending an order from the Commission authorizing AE Supply to undertake the guarantees connected with the sale of the West Book.

          For example, the Commission explained its concerns in 1956 in announcing a study of a proposed statement of policy on capitalization ratios for registered holding company systems. The Commission stated that it attempts to ensure a "balanced capital structure [that] provides a considerable measure of insurance against bankruptcy, enables the utility to raise new money most economically, and avoids the possibility of deterioration in service to consumers if there is a decline in earnings."9 The Commission noted that "[a]n adequate equity cushion to absorb the vagaries of business conditions is an important attribute of a good security."10 The Commission has settled on a 30 percent common equity ratio as a reasonable standard for achieving these purposes and has characterized this standard as serving "to maintain conservative capital structures that would tend to produce economies in the cost of new capital."11

          On the other hand, the Commission also views its 30 percent common equity as being quite flexible, and it has never sought to implement that standard in a punitive fashion. Rather, the Commission has consistently sought to assist registered holding companies in restoring their capital structures when their common equity happens to drop below 30 percent. For example, in Alabama Power Co., Holding Co. Act Release No. 21711 (Sept. 10, 1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company when its common equity ratio was 28.1 percent. In that order the Commission noted:

          . . . the proposed financing is directed to curing
          critical  financial   problems  of  Alabama.   The
          suggestion that the financing program be deferred makes no financial or statutory sense.

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9    Announcement of Study by Division of Corporate Regulation of the Securities
     and Exchange Commission Regarding a Proposed Statement of Policy Relative to Capitalization Ratios for Registered Holding Company Systems Subject to the Public Utility Holding Company Act of 1935, Holding Co. Act Release No. 13255 (Sept. 5, 1956) ("Proposed Capitalization Policy") (quoting Tenth Annual Report to Congress for the fiscal year ended June 30, 1944 at 99). The study in question was never completed.

10 Id. (quoting Report for the SEC Subcommittee of the House Committee on Interstate and Foreign Commerce on PUHCA at 27) (Oct. 15, 1951). Early cases that discuss and develop the standard include Eastern Utilities Associates, Holding Co. Act Release No. 11625, 34 S.E.C. 390, 444-445 (Dec. 18, 1952) and Kentucky Power Company, 41 S.E.C. 29, 39 (1961).

11 U.S. Sec. & Exch. Comm'n, Div. of Investment Mgmt., The Regulation of Public-Utility Holding Companies at 42 and n. 8 and accompanying text (June
     1995) ("1995 Report") (citation omitted).

In this case, Alabama Power Company was experiencing financial problems "largely as a result of prolonged difficulties in securing what it considered sufficient rate relief."

          In Eastern Utilities Associates, Holding Co. Act Release No. 24879 (May 5, 1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates ("EUA") and its electric utility subsidiary EUA Power Corporation ("EUA Power") in connection with EUA Power's investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA's failure to meet the 30 percent common equity ratio standard.12 The Commission approved the requests even though the common equity ratio of EUA would drop to approximately 28.9 percent and that of EUA Power would drop to approximately 24 percent. In that connection, the Commission stated that under appropriate circumstances [it] has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward.13

          In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook and EUA's equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power's financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission chose to focus actions that could restore the financial well being of the companies in question and concluded that, on balance, EUA Power's issuance of additional notes, and a further investment by EUA in EUA Power's preferred stock, is a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission also took into consideration that EUA's common equity ratio was expected to be above 30 percent in the foreseeable future.

          In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (Aug. 20, 1991), The Columbia Gas System, Inc. ("Columbia"), a

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12   See Eastern Utilities Associates, Holding Co. Act Releases No. 24245 (Nov.
     21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80 percent debt and 20 percent equity by EUA Power for the period prior to commercial operation of Seabrook.

13 See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946);
     Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's Power Co., 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).

debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia's common equity ratio was below 30 percent. The Commission noted that the reduction in Columbia's common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia's subsidiaries. It further noted that the issuance of the notes would result in the reduction of Columbia's common equity ratio to 28.3 percent. In this context, the Commission explained that:

          As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30 percent. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30 percent level.

          In Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14,
1999), the Commission lowered Conectiv's minimum consolidated common equity ratio from 30 to 20 percent.14 Conectiv's need for this modification arose out of circumstances resulting from restructuring legislation in the states in which its utility subsidiaries operated. The Commission noted in its order that it:

          has in the past . . . granted exceptions to the 30 percent requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future.

          In Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. This authorization was granted at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3 percent. The Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

          More recently, in Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002), the Commission authorized a consolidated common equity ratio of 24 percent for Xcel Energy, Inc. ("Xcel"). Xcel's request was directly related

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14   In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv's common equity ratio remained under 30 percent throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29, 2000) and 27507 (March 22, 2002).

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

to the impact on its capital structure of the financial difficulties experienced by its energy trading and merchant generation subsidiary, NRG Energy, Inc. In approving Xcel's request, the Commission stated that "[t]he Act itself neither specifically addresses nor mandates particular capitalization structures" and went on to repeat the conclusions set forth in Proposed Capitalization Policy of 1956.15 The Commission also pointed out that, consistent with the precedent discussed above, the 30 percent common equity standard is a "benchmark rather than an absolute requirement" and that the Commission has "permitted capital structures with less than 30 percent common equity when mitigating circumstances are present, particularly when market conditions are concerned."16

          Finally, the Commission has applied this precedent to the Applicants themselves in releasing jurisdiction over the issuance of trust preferred securities described in the Trust Preferred Securities Application. The conclusions reached in the Trust Preferred Securities Order, which released jurisdiction over the issuance of those securities, apply a fortiori at this time, given the Applicant's continuing success in improving their financial condition.

          Applicants therefore respectfully submit that this realistic and flexible approach to the Commission's capitalization standards for registered holding company systems should apply equally in their case. The Applicants have experienced significant financial difficulties arising out of developments connected to the recent rapid transformation of the electric utility industry. They have carefully analyzed their current situation and have made significant efforts to develop a systematic plan for returning to a financial condition that is consistent with the Commission's traditional standards. However, continuation of their current authorizations essential to continuing their current progress.

          Although Applicants have experienced tightened liquidity and weak financial performance, they believe that the strength of the underlying assets of AE Supply will provide improved financial performance in the future. Applicants have provided in Exhibit H projections for Allegheny that show its consolidated common equity ratio returning to 30 percent by the end of 2005. Allegheny management believes these projections are reasonably achievable through the execution of the business plan contemplated by those projections.

         3.       Dividends by AE Supply out of Capital or Unearned Surplus

          The Capitalization Order authorized AE Supply to pay dividends out of capital and unearned surplus of up to $500 million during the period ending December 31, 2003.17 Applicants seek an extension of this authority through December 31, 2004. That authority permits Allegheny and AE Supply to comply with

--------
15   Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002).

16   Id.

17 Since AE Supply is a limited liability company, "dividend" shall include for this purpose any distribution by AE Supply in respect of its membership interests.

the requirements of lenders to share with their lenders the proceeds of debt and equity issuances and asset sales, pro rata based upon the loan principal amounts outstanding at the two companies. The dividend authority permits AE Supply to make the dividend payments necessary to result in a full repayment of the principal amount, expected to be approximately $262 million at the end of 2003, of bank borrowings expected to exist at the Allegheny level in the event of refinancing of AE Supply's debt, and partial payments as necessary upon other issuances of indebtedness by AE Supply.

          As of December 31, 2002, AE Supply had negative retained earnings of approximately $684 million. To the extent that AE Supply is required under generally accepted accounting principles to record any writedowns, impairment charges or other adjustments, AE Supply's retained earnings would be further reduced. Thus, the declaration and payment of the proposed dividends would be charged in whole to capital and/or unearned surplus. Allegheny and AE Supply represent that AE Supply will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, AE Supply will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by AE Supply to its members.

          AE Supply, formed in November, 1999, has not had much time during which to accumulate retained earnings. Allegheny has made a number of capital contributions (in cash and/or assets) over the years that AE Supply has been in existence. The paid-in capital component of Allegheny's membership interest in AE Supply as of June 30, 2002 was approximately $1.5 billion. Allegheny contributed approximately $270 million of cash capital to AE Supply in 2001. AE Supply paid no dividends in 2001. In 2002, Allegheny contributed an additional $1.9 million of cash capital and contributed approximately $193 million through the forgiveness of an intercompany loan. AE Supply declared a dividend of $100 million as of August 31, 2002. Furthermore, AE Supply's estimate of the fair value of the assets of AE Supply significantly exceeds their book value as described in Exhibit G. Importantly, the payment of such a dividend is an integral part of an overall bank financing plan pursuant to which significant additional credit has been made available to AE Supply on the understanding that a portion of the proceeds from any new debt issuances by AE Supply will be utilized to repay amounts owing at Allegheny. Moreover, this will benefit Allegheny and the Operating Companies by permitting the reduction of debt at Allegheny which would otherwise have to be serviced with dividends from the Operating Companies and whatever excess cash flow, if any, as would be permitted by the AE Supply banks to be dividended to Allegheny. The proposed return of capital is appropriate and necessary under the circumstances.

          The Commission has authorized on a number of occasions the payment of dividends out of capital. In addition, the Commission has previously approved the payment of dividends out of capital by utility subsidiaries of registered holding companies in circumstances in which such payments would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets are sufficient to meet anticipated expenses and liabilities.18

          In Entergy Corporation, et al., Holding Co. Act Release No. 26534 (June 18, 1996), the Commission authorized Entergy Power, Inc., a company formed to participate as a supplier of electricity at wholesale to non-associate companies in the bulk power market, to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that Entergy Power, Inc. had incurred losses from operations for each of the years 1990 through 1995 as a result of adverse market conditions, high debt service requirements associated with its leveraged capital structure and other factors. In addition, in AEP Generating Company, Holding Co. Act Release No. 26754 (Aug. 12, 1997), the Commission authorized the applicant in that proceeding to pay dividends out of capital at a time when it did not maintain a percentage of common equity to total capitalization at or above 30%.

          Although prior Commission precedent is not directly analogous to the circumstances addressed in these proceedings, the facts in this circumstance are likewise unique. AE Supply began operations just four years ago, in 1999. During that time Allegheny has contributed substantial assets and a significant amount of cash to AE Supply in order to develop and support the business of AE Supply.

          Applicants believe that at this time of tightened liquidity it is appropriate that Allegheny receive a return on the assets and other capital contributed by Allegheny to AE Supply. AE Supply has used its capital, and the earnings thereon, to expand its business. It is now appropriate to return funds to Allegheny. If AE Supply is unable to declare and pay dividends to Allegheny as contemplated by this request, Allegheny may not have sufficient funds to pay its obligations which become payable under its bank credit facilities. In such event, Allegheny could be required to commence a bankruptcy proceeding. Such a consequence would not be in the best interests of Allegheny or any of its constituencies. See Item 1.E below.


--------
18   Allegheny Generating Co., Holding Co. Act Release No. 26579 (Sept. 19,
     1996); Entergy Corp., et al., Holding Co. Act Release No. 26534 (June 18,
     1996).

             AE Supply requests authorization to continue to be able to pay dividends through December 31, 2004 of up to $500 million, as described herein. Allegheny proposes to use such funds to pay debt on outstanding indebtedness and for general corporate purposes, and to the extent permitted under the Act. Specifically, AE Supply will declare and pay dividends to Allegheny only to the extent required by Allegheny to pay debt service on outstanding indebtedness which becomes payable beginning the first quarter of 2004 in an aggregate amount of up to $262 million. Allegheny commits that any such dividends received by Allegheny from AE Supply will be used solely to pay the principal of and interest on such indebtedness and none of such amounts will be used by Allegheny to pay dividends to its stockholders. To the extent that Allegheny does not require proceeds of dividends from AE Supply to pay such indebtedness of Allegheny during 2004, Applicants request that the Commission reserve jurisdiction over the declaration and payment of dividends by AE Supply out of capital and unearned surplus up to an aggregate amount of $500 million.

          Although AE Supply has experienced tightened liquidity and weak financial performance, Applicants have taken a number of steps to reduce expenses, raise cash and refocus the business of AE Supply. The underlying businesses of AE Supply are fundamentally sound. Applicants project that AE Supply will return to a positive cash flow from operations in 2004. Applicants believe that the strength of the underlying assets of AE Supply will provide improved financial performance in the future.

E.       Importance of Continuing Implementation of Financial Recovery Plans

     Applicants described their current liquidity problem at some length in Trust Preferred Securities Application. They also noted that their ability to avoid bankruptcy depends in part on receiving from the Commission authorizations to engage in transactions that are part of management's overall plan for returning to financial health and common equity ratios for the Applicants of at least 30 percent. Issuance of the securities described in the Trust Preferred Securities Application has allowed Applicants to make progress in implementing that plan. As explained more fully in Trust Preferred Securities Application, bankruptcy creates both known and unknown risks of increased costs, business disruptions, regulatory unease, departure of valuable employees and lost customers and other business opportunities. It creates uncertainty about the status of AE Supply's agreements to sell power to Allegheny's state regulated public utilities which are necessary for them to meet their obligations to customers. In addition, a bankruptcy proceeding could disrupt the relationships between the Operating Companies and the other Allegheny system companies.

Because of the financial position of AE Supply (i.e., the fair value of its assets exceed its liabilities), a bankruptcy proceeding in which Allegheny or AE Supply is a debtor would not be expected to provide any benefit to the creditors of AE Supply or Allegheny and could be a significant detriment to the shareholders of Allegheny.

          As noted in the Trust Preferred Securities Application, while Applicants fully intend to use their best efforts to implement the program for returning to financial health outlined in this Amendment, events that lie outside their control could undermine their plans to stabilize their liquidity position to permit execution of their business plan for recovery.

F.       Reporting Requirements

          Applicants shall file a report with the Commission within two business days after the occurrence of any of the following:

A. Any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries; and

B. Any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding or that Allegheny otherwise determines would be of material interest to the Commission.

          The report shall describe all material circumstances giving rise to the event.

          Allegheny will file Rule 24 certificates of notification quarterly, within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, which will include the following information:

     1. A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply;

     2. The amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividend on the retained earnings, the common stock equity and the members' interest of AE Supply;

     3. A description of the use by Allegheny of any funds received as a dividend from AE Supply; and

     4. Updated financial projections for Allegheny and AE Supply, substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.       General

          Applicants consider Sections 6(a), 7 and 12 of the Act and Rules 46 and 54 to be applicable to the transactions proposed in this Amendment. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Applicants request such authorization, exemption or approval.

          Applicants respectfully submit that the authorizations they request in this Amendment are in their best interests and are appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.       Rule 54 Analysis

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

          Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of December 31, 2002, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $559 million. These investments by Allegheny were made in compliance with the Original Financing Order.

          As discussed above, Allegheny is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In the

Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's unaudited financial statements, as of December 31, 2002, Allegheny's common equity ratio was below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

          Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

          None of the circumstances described in 53(b)(1) have occurred.

          The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred. See Exhibit I to this Amendment.

          Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Amendment, Allegheny requests Commission approval of certain financing transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny and the Operating Companies. As shown by Exhibit H, the proposed transaction will provide the Allegheny system, including AE Supply, with sufficient liquidity to meet its immediate financial needs, including required debt amortization.

          Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.19 Furthermore, the common equity ratios of the Operating Companies will not be effected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4.  REGULATORY APPROVALS

          No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

--------
19 The common equity ratios of the Operating Companies as of December 31, 2002 are as follows: West Penn: 45 percent; Potomac Edison: 48 percent; and Monongahela Power: 36 percent.

ITEM 5.  PROCEDURE

          Applicants respectfully request that the Commission issue and publish not later than November 14, 2003 the requisite notice under Rule 23 with respect to the filing of this Amendment, such notice to specify a date not later than December 19, 2003 by which comments may be entered and a date not later than December 22, 2003 as a date after which an order of the Commission granting this Amendment may be entered by the Commission.

          Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       Exhibits

          F-1  Form of Preliminary Opinion of Counsel (to be filed by amendment)

          F-2  Past tense opinion of counsel (to be filed by amendment)

          G Utility Assets and Securities of Public Utilities of AE Supply (to be filed by amendment)

          H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (previously filed) (Filed in paper copy; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

          I    Proposed Form of Notice

B        Financial Statements

          1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2002 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-267);

          1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2002 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-267)

          1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2002 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2002, File No. 333-72498);

          1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2002 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2002, File No. 333-72498)

          2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267) (to be filed by amendment)

          2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended March 31, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267) (to be filed by amendment)

          2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of March 31, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 333-72498) (to be filed by amendment)

          2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended March 31, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 333-72498) (to be filed by amendment)

          2.5 Consolidated Balance Sheet of Allegheny Energy, Inc. as of June 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-267) (to be filed by amendment)

          2.6 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended June 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-267) (to be filed by amendment)

          2.7 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of June 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 333-72498) (to be filed by amendment)

          2.8 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended June 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 333-72498) (to be filed by amendment)

          2.9 Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 1-267) (to be filed by amendment)

          2.10 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended September 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 1-267) (to be filed by amendment)

          2.11 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of September 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 333-72498) (to be filed by amendment)

          2.12 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended September 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 333-72498) (to be filed by amendment)


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    October 30, 2003

                                           Allegheny Energy, Inc.
                                           Allegheny Energy Supply Company, LLC


                                            By: /s/ Regis F. Binder
                                                --------------------------------
                                                Title:   Vice President and
                                                         Treasurer of Allegheny
                                                         Energy, Inc.
                                                         Treasurer of Allegheny
                                                         Energy Supply Company,
                                                         LLC



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